As filed with the Securities and Exchange Commission on February 12, 2025

Registration No. 333-277447

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

TO

REGISTRATION STATEMENT

Under Schedule B

OF THE SECURITIES ACT OF 1933

The State Treasury of the
Republic of Poland
(Name of Registrant)

Consul General of the Republic of Poland
233 Madison Avenue
New York, NY 10016
(Name and address of authorized agent in the United States)

It is requested that copies of notices and communications
from the Securities and Exchange Commission be sent to:

Melissa Butler, Esq.
Doron Loewinger, Esq.
White & Case LLP
5 Old Broad Street
London EC2N 1DW
United Kingdom

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

The securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.	☒
Registration No. 333-277447

Explanatory Note

This Post-Effective Amendment No. 2 to the Registration Statement under Schedule B (No. 333-277447) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement, and, accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits. The following exhibits are filed as part of this Post-Effective Amendment No. 2:

Ex.	Description

A-2

Conformed Copy of the Fiscal Agency Agreement dated February 12, 2025, by and among the State Treasury of the Republic of Poland, represented by the Minister of Finance, Citibank, N.A., London Branch, a banking corporation organized and existing under the laws of The State of New York, as Fiscal Agent, and Banque Internationale à Luxembourg, société anonyme, as Luxembourg Agent.

B-4	Form 4.875% Global Note due 2030

B-5	Form 5.375% Global Note due 2035

C-2	Conformed Copy of the Underwriting Agreement dated February 5, 2025, by and among the State Treasury of the Republic of Poland, represented by the Minister of Finance, and Banco Santander, S.A., BNP PARIBAS, Deutsche Bank Aktiengesellschaft and Goldman Sachs Bank Europe SE, as Underwriters.

D-2	Legal Opinion of the Director of the Legal Department of the Ministry of Finance of the Republic of Poland as to the legality of the Securities dated February 12, 2025.

E-4	Legal Opinion of White & Case LLP as to the legality of the Securities dated February 12, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to be signed on its behalf by the undersigned, duly authorized, in Warsaw, Poland, on February 12, 2025.

THE STATE TREASURY OF THE REPUBLIC OF POLAND, represented by the Minister of Finance

/s/ JURAND DROP
Name:	JURAND DROP
Title:	UNDERSECRETARY OF STATE